# Virax Biolabs Group Limited

## Annual Meeting of Stockholders

**Please make your marks like this:** ☒

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE:**
**FOR** ON PROPOSALS 1, 2, 3, 4, 5 AND 6

| | PROPOSAL | YOUR VOTE FOR | YOUR VOTE AGAINST | YOUR VOTE ABSTAIN | BOARD OF DIRECTORS RECOMMENDS |
|---|---|---|---|---|---|
| 1. | RESOLVED As an ordinary resolution: to ratify and approve the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the "Auditor Proposal"); | ☐ | ☐ | ☐ | FOR |
| 2. | RESOLVED As an ordinary resolution: to elect the following persons as Directors of the Company, pursuant to the Company's Articles of Association (the "Election Proposal"); | | | | |
| | 2.01 James Foster be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; | ☐ | ☐ | ☐ | FOR |
| | 2.02 Mark Ternouth be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; | ☐ | ☐ | ☐ | FOR |
| | 2.03 Evan Norton be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; | ☐ | ☐ | ☐ | FOR |
| | 2.04 Yair Erez be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; and | ☐ | ☐ | ☐ | FOR |
| | 2.05 Nelson Haight be re-elected as a director of the Company to hold office until the next annual general meeting or until his successors are duly elected and qualified, subject to earlier death, resignation, or removal; | ☐ | ☐ | ☐ | FOR |

☐ **Check here if you would like to attend the meeting in person.**

**You must register to attend the meeting online and/or participate at www.proxydocs.com/VRAX**

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

| Signature (and Title if applicable) | Date | Signature (if held jointly) | Date |
|---|---|---|---|

# Virax Biolabs Group Limited

## Annual Meeting of Stockholders

Please make your marks like this: ☒

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE:**

**FOR** ON PROPOSALS 1, 2, 3, 4, 5 AND 6

| | PROPOSAL | YOUR VOTE FOR | YOUR VOTE AGAINST | YOUR VOTE ABSTAIN | BOARD OF DIRECTORS RECOMMENDS |
|---|---|---|---|---|---|
| 3. | RESOLVED As an ordinary resolution, that<br><br>A. every ten(10) issued and unissued existing ordinary shares of US$0.0001 par value each of the Company be consolidated into one ordinary share of the Company of US$0.001 par value each (the "Consolidated Ordinary Shares"), with such Consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.0001 par value each of the Company as set out in the Company's memorandum and articles of association (the "Share Consolidation"), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before January 29, 2024 and such date shall be announced by the Company (the "Effective Date");<br><br>B. on the Effective Date, as a result of the Share Consolidation, the authorized share capital of the Company shall become US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 each; and<br><br>C. all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; (the "Reverse Split Proposal"); | ☐ | ☐ | ☐ | **FOR** |
| 4. | RESOLVED as a special resolution that the Company adopts the form of the third amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.4 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company to reflect the revised authorized share capital, with effect from the effective date of the Share Consolidation (the "Charter Amendment" and such proposal, the "Charter Amendment Proposal"); | ☐ | ☐ | ☐ | **FOR** |
| 5. | RESOLVED As an ordinary resolution: to approve the 2023 Equity Incentive Plan and the United Kingdom Sub-Plan (the "Equity Incentive Plan Proposal"); and | ☐ | ☐ | ☐ | **FOR** |
| 6. | to approve to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5 (the "Adjournment Proposal"). | ☐ | ☐ | ☐ | **FOR** |

☐ **Check here if you would like to attend the meeting in person.**

**You must register to attend the meeting online and/or participate at www.proxydocs.com/VRAX**

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ________ Date ________ Signature (if held jointly) ________ Date ________

P.O. BOX 8016, CARY, NC 27512-9903

**YOUR VOTE IS IMPORTANT! PLEASE VOTE BY:**

| | |
|---|---|
| | **INTERNET**<br>Go To: **www.proxypush.com/VRAX**<br>• Cast your vote online<br>• **Have your Proxy Card ready**<br>• Follow the simple instructions to record your vote |
| | **PHONE** Call **1-866-519-3939**<br>• Use any touch-tone telephone<br>• **Have your Proxy Card ready**<br>• Follow the simple recorded instructions |
| | **MAIL**<br>• Mark, sign and date your Proxy Card<br>• Fold and return your Proxy Card in the postage-paid envelope provided |

# Virax Biolabs Group Limited

## Annual Meeting of Stockholders

For Stockholders of record as of October 9, 2023

**DATE:** Wednesday, December 6, 2023
**TIME:** 2:00 PM, Central Time
**PLACE:** BioCity Glasgow, Bo'Ness Road
Newhouse, Lanarkshire, ML1 5UH

**This proxy is being solicited on behalf of the Board of Directors**

The undersigned hereby appoints (the "Named Proxies"), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Virax Biolabs Group Limited which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE